# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equinox Gold Corp., CIK 0001756607
CUSIP: 29446Y502
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 700 WEST PENDER ST., SUITE 1501, VANCOUVER, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 96,660,652; sole dispositive power 97,004,440; aggregate amount beneficially owned 97,004,440 (12.77% of the class)

## Item 1. Issuer
Name of issuer: Equinox Gold Corp.
Address of issuer's principal executive offices: 700 WEST PENDER ST., SUITE 1501, VANCOUVER, British Columbia, Canada, V6C 1G8

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York, NY 10017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 97,004,440
Percent of class: 12.77
Sole power to vote or to direct the vote: 96,660,652
Sole power to dispose or to direct the disposition: 97,004,440

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The VanEck Gold Miners ETF and VanEck Junior Gold Miners ETF, investment companies registered under the Investment Company Act of 1940, have the right to receive dividends and proceeds from the sale of 41,320,069 and 42,135,117 of the shares reported by Van Eck Associates Corp respectively

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Assistant Vice President, Van Eck Associates Corporation (11/12/2025)